# FORM 6-K

## SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2002

HOLMES FINANCING (No 3) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

02051228

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . X . . . .

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 3) PLC

Dated 2ⁿᵈ August, 2002

By _____

P J Lott (Authorised Signatory)

**Holmes Financing (No. 3) PLC**
**Profit & Loss Account**
**Period ended 15 July 2002**

|  | This Quarter £'000 | Prior Quarter £'000 |
|---|---|---|
| Interest receivable - Inter-company loan | 23,682 | 22,830 |
| Interest receivable - Cash deposits | - | . |
|  | 23,682 | 22,830 |
| Interest payable - Notes | (23,682) | (22,830) |
| Interest payable |  |  |
|  | (23,682) | (22,830) |
| Net operating income | . | . |
| Other income | 42 | 42 |
| Operating expenses | (42) | (42) |
| Profit on ordinary activities before taxation | . | . |
| Taxation | . | . |
| Profit on ordinary activities after taxation | . | . |
| Dividend | . | . |
| Retained profit brought forward | . | . |
| Retained profit carried forward | . | . |

**Holmes Financing (No. 3) PLC**
**Balance Sheet**
**Period ended 15 July 2002**

|                                                          |      | £'000        |
|----------------------------------------------------------|------|--------------|
| **Fixed asset investments**                              |      |              |
| Loans to Funding                                         |      | 2,167,000    |
|                                                          |      |              |
| **Current assets**                                       |      |              |
| Sundry debtors                                           | 28   |              |
| Cash at bank                                             | 6    |              |
|                                                          | 34   |              |
|                                                          |      |              |
| **Creditors: Amounts falling due within one year**       |      |              |
| Sundry creditors                                         | 21   |              |
|                                                          | 21   |              |
|                                                          |      |              |
| Net current assets                                       |      | 13           |
|                                                          |      |              |
| Total assets less current liabilities                    |      | 2,167,013    |
|                                                          |      |              |
| **Creditors: Amounts falling due after more than one year** |   |              |
| Amounts due to noteholders                               |      | (2,167,000)  |
|                                                          |      |              |
| Net assets                                               |      | 13           |
|                                                          |      |              |
| **Capital and reserves**                                 |      |              |
| Share capital                                            |      | 13           |
| Reserves                                                 |      | .            |
|                                                          |      | 13           |

**Holmes Financing (No. 3) PLC**
**Notes Outstanding**
**Period ended 15 July 2002**

| | Series 1 Class A | Series 2 Class A | Series 3 Class A |
|---|---|---|---|
| Moody's current rating | Aaa | Aaa | Aaa |
| S&P current rating | AAA | AAA | AAA |
| Fitch Ratings current rating | AAA | AAA | AAA |

| | Series 1 Class B | Series 2 Class B | Series 3 Class B |
|---|---|---|---|
| Moody's current rating | Aa3 | Aa3 | Aa3 |
| S&P current rating | AA | AA | AA |
| Fitch Ratings current rating | AA | AA | AA |

| | Series 1 Class C | Series 2 Class C | Series 3 Class C |
|---|---|---|---|
| Moody's current rating | Baa2 | Baa2 | Baa2 |
| S&P current rating | BBB | BBB | BBB |
| Fitch Ratings current rating | BBB | BBB | BBB |

| | Series 1 Class A | Series 2 Class A | Series 3 Class A |
|---|---|---|---|
| | $ | $ | € |
| Initial note balance | 1,060,000,000 | 1,060,000,000 | 805,000,000 |
| Previous quarter's note principal | 1,060,000,000 | 1,060,000,000 | 805,000,000 |
| Note redemptions | - | - | - |
| Outstanding note principal | 1,060,000,000 | 1,060,000,000 | 805,000,000 |

| | Series 1 Class B | Series 2 Class B | Series 3 Class B |
|---|---|---|---|
| | $ | $ | € |
| Initial note balance | 32,500,000 | 32,500,000 | 24,000,000 |
| Previous quarter's note principal | 32,500,000 | 32,500,000 | 24,000,000 |
| Note redemptions | - | - | - |
| Outstanding note principal | 32,500,000 | 32,500,000 | 24,000,000 |

| | Series 1 Class C | Series 2 Class C | Series 3 Class C |
|---|---|---|---|
| | $ | $ | € |
| Initial note balance | 53,000,000 | 53,000,000 | 50,000,000 |
| Previous quarter's note principal | 53,000,000 | 53,000,000 | 50,000,000 |
| Note redemptions | - | - | - |
| Outstanding note principal | 53,000,000 | 53,000,000 | 50,000,000 |

| | Series 1 Class A | Series 2 Class A | Series 3 Class A |
|---|---|---|---|
| Note interest margins | 12 | 16 | 24 |
| Step up dates | N/A | N/A | 16/07/2006 |
| Step up margins | N/A | N/A | 48 |

| | Series 1 Class B | Series 2 Class B | Series 3 Class B |
|---|---|---|---|
| Note interest margins | 35 | 40 | 40 |
| Step up dates | 16/07/2006 | 16/07/2006 | 16/07/2006 |
| Step up margins | 70 | 80 | 80 |

| | Series 1 Class C | Series 2 Class C | Series 3 Class C |
|---|---|---|---|
| Note interest margins | 120 | 127 | 150 |
| Step up dates | 16/07/2006 | 16/07/2006 | 16/07/2006 |
| Step up margins | 220 | 227 | 250 |

| | |
|---|---|
| Interest payment cycle | Quarterly |
| Interest payment date | 15th or next business day |
| Next interest payment date | 15/10/2002 |
| Liquidity facility limit | £ 30,000,000 |
| Liquidity facility drawn | Nil |
| Liquidity facility available | £ 30,000,000 |

**Holmes Trustees Limited**
**Profit & Loss Account**
**Period ended 15 July 2002**

|  | This Quarter £'000 | Prior Quarter £'000 |
|---|---|---|
| Interest receivable - Mortgages | 262,046 | 241,365 |
| Interest receivable - Cash Deposits | 2,980 | 2,382 |
|  | 265,026 | 243,747 |
| Interest payable - Mortgages | (262,046) | (241,365) |
| Interest payable - Cash Deposits | (2,980) | (2,382) |
|  | (265,026) | (243,747) |
| Net operating income | . | - |
| Fees receivable | 3,109 | 2,336 |
| Fees payable | (3,109) | (2,336) |
| Operating expenses | (3,659) | (3,582) |
| Provision charges | (1,631) | (178) |
| Other income | 5,290 | 3,760 |
| Profit on ordinary activities before taxation | - | - |
| Taxation | - | - |
| Profit on ordinary activities after taxation | - | - |
| Dividend | - | - |
| Retained profit brought forward | - | - |
| Retained profit carried forward | - | - |

**Holmes Trustees Limited**
**Balance Sheet**
**Period ended 15 July 2002**

|                                                        |           | £'000        |
|--------------------------------------------------------|-----------|--------------|
| **Fixed asset investments**                            |           |              |
| Mortgage loans secured on residential property         |           | 17,637,709   |
|                                                        |           |              |
| **Current assets**                                     |           |              |
| Bank interest receivable                               | 546       |              |
| Cash at bank                                           | 183,447   |              |
| Amounts due from Funding                               | 93,024    |              |
|                                                        | 277,016   |              |
|                                                        |           |              |
| **Creditors: Amounts falling due within one year**     |           |              |
| Amounts due to Seller                                  | (745,122) |              |
| Sundry creditors                                       | (22)      |              |
|                                                        | (745,144) |              |
|                                                        |           |              |
| Net current assets                                     |           | (468,128)    |
|                                                        |           |              |
| Total assets less current liabilities                  |           | 17,169,581   |
|                                                        |           |              |
| **Creditors: Amounts falling after more than one year**|           |              |
| Seller share of mortgage loans                         |           | (6,201,065)  |
| Funding share of mortgage loans                        |           | (10,968,516) |
|                                                        |           |              |
| Net assets                                             |           | 0            |
|                                                        |           |              |
| **Capital and reserves**                               |           |              |
| Share capital (£2)                                     |           | 0            |
| Reserves                                               |           | 0            |
|                                                        |           | 0            |

**Holmes Funding Limited
Profit & Loss Account
Period ended 15 July 2002**

|  | This Quarter £'000 | Prior Quarter £'000 |
|---|---|---|
| Interest receivable - Mortgages | 145,262 | 132,858 |
| Interest receivable - Cash Deposits | 9,719 | 2,486 |
|  | 154,981 | 135,344 |
| Interest payable - Inter-company loans | (132,756) | (128,013) |
| Interest payable - Start up loans | (656) | (624) |
|  | (133,412) | (128,637) |
| Net operating income | 21,569 | 6,707 |
| Other Income | 3,926 | 3,102 |
| Operating expenses | (6,111) | (5,211) |
| Deferred consideration | (20,592) | (4,566) |
| Profit/(loss) on ordinary activities before taxation | (1,209) | 32 |
| Taxation | (7) | (17) |
| Profit/(loss) on ordinary activities after taxation | (1,216) | 15 |
| Dividend | - | - |
| Retained profit/(loss) brought forward | (2,862) | (2,877) |
| Retained profit/(loss) carried forward | (4,079) | (2,862) |

**Holmes Funding Limited**
**Balance Sheet**
**Period ended 15 July 2002**

|                                                      |          | £'000        |
|------------------------------------------------------|----------|--------------|
| **Fixed asset investments**                          |          |              |
| Beneficial interest in Trust mortgage portfolio      |          | 10,968,516   |
|                                                      |          |              |
| **Current assets**                                   |          |              |
| Deferred expenditure (costs of securing)             | 24,666   |              |
| Cash at bank:                                        |          |              |
|   Reserve funding                                    | 185,000  |              |
|   Transaction account                                | 2,284    |              |
|   Funding GIC account                                | 36,349   |              |
|                                                      | 248,299  |              |
|                                                      |          |              |
| **Creditors: Amounts falling due within one year**   |          |              |
| Deferred consideration creditor                      | 97,803   |              |
| Interest payable accrual                             | 4,246    |              |
| Amounts due to Trustee                               | 93,024   |              |
| Sundry creditors                                     | 939      |              |
| Taxation                                             | 16       |              |
|                                                      | 196,028  |              |
|                                                      |          |              |
| Net current assets                                   |          | 52,271       |
|                                                      |          |              |
| Total assets less current liabilities                |          | 11,020,787   |
|                                                      |          |              |
| **Creditors: Amounts falling due after more than one year** |   |              |
| Inter-company loans                                  |          | (10,968,516) |
| Start up loans                                       |          | (56,350)     |
|                                                      |          |              |
| Net assets                                           |          | (4,079)      |
|                                                      |          |              |
| **Capital and reserves**                             |          |              |
| Share capital (£2)                                   |          | -            |
| Reserves                                             |          | (4,079)      |
|                                                      |          | (4,079)      |

**Holmes Funding Limited**
**First Issuer Notes to Balance Sheet**
**Period ended 15 July 2002**

|  | £'000 | £'000 |
|---|---|---|
| Balance on cash accumulation ledger | Nil | |
| | | |
| **Available credit enhancement** | | |
| | | |
| First reserve fund at closing | 185,000 | |
| | | |
| Initial closing first reserve funds | 154,310 | |
| Drawings to make bullet repayment | - | |
| Other drawings | - | |
| Transfers from revenue receipts | 30,690 | |
| Closing first reserve balance | 185,000 | |
| | | |
| Target first reserve funds | 185,000 | |

| **Principal deficiency ledger** | AAA | BBB |
|---|---|---|
| | | |
| Opening PDL balance | Nil | Nil |
| Losses this quarter | - | - |
| PDL top up from revenue income | - | - |
| Closing PDL balance Nil | Nil | Nil |

| **Start up loan outstanding** | | |
|---|---|---|
| | | |
| Initial balance | 26,250 | |
| | | |
| Initial closing outstanding | 13,000 | |
| Second start up loan | 13,250 | |
| Third start up loan | 17,500 | |
| Fourth start-up loan | 7,500 | |
| Fifth start up loan | 5,100 | |
| Accrued interest | 4,246 | |
| Repayments made | - | |
| Closing balance | 60,596 | |

| **Liquidity facility** | | |
|---|---|---|
| | | |
| Liquidity facility limit | 25,000 | |
| Liquidity facility drawn | - | |
| Liquidity facility available | 25,000 | |